Exhibit 12.1

Ratio of Earnings to Fixed Charges

	2016	2015	2014	2013
Pre tax income	(69,481)	6,810	7,292	20,283
Total fixed charges	13,849	15,073	12,604	11,849
	(55,632)	21,883	19,896	32,132

Interest expense	12,253	13,599	11,295	10,768
Estimated interest portion of rent expense (1)	1,596	1,474	1,309	1,081
	13,849	15,073	12,604	11,849

	(55,632)	21,883	19,896	50,784
	13,849	15,073	12,604	11,849

Earnings to combined fixed charges and preferred
stock dividend requirements including interest on
deposits	(4.02)	1.45	1.58	4.29

Ratio of earnings to fixed charges	(4.02)	1.45	1.58	4.29

(1) Estimated to be 33% of rent expense paid.